Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

（Stock Code: 9868）

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that a meeting of the Board will be held on Monday, August 24, 2026, for the purposes of, among other matters, considering and approving (i) the second quarterly results of the Company and its subsidiaries for the three months ended June 30, 2026 and its publication, and (ii) the interim results of the Company and its subsidiaries for the six months ended June 30, 2026 and its publication.

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern time on August 24, 2026 (8:00 p.m. Beijing/Hong Kong time on August 24, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Second Quarter 2026 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10056093-aweri7.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until September 1, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong, China:	800-930-639

China Mainland:	400-120-9216

Replay PIN:	10056093

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Tuesday, August 4, 2026

As at the date of this notice, the Board comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo as a non-executive director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive directors.

*	For identification purpose only

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